                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

Commission  File  Number:  0-30375


     Notification  of  Late  Filing

(Check  One):

[  ]  Form  10-K [ ] Form  20-F  [ ] Form  11-K  [X] Form  10-QSB [ ] Form N-SAR

For  Period  Ended:         September  30,  2001

          [  ]  Transition  Report  on  Form  10-K
          [  ]  Transition  Report  on  Form  20-F
          [  ]  Transition  Report  on  Form  11-K
          [  ]  Transition  Report  on  Form  10-Q
          [  ]  Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information
                         -------------------------------
                            LAS  VEGAS  GAMING,  INC.
                            -------------------------
                             Full Name of Registrant

                            Former Name if Applicable

                       3120 SOUTH RAINBOW BLVD., SUITE 204
                       -----------------------------------
            Address of Principal Executive Office (Street and Number)

                             LAS VEGAS, NEVADA 89146
                             -----------------------
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The  accountant's  statement  or  other  exhibit  required  by
Rule  12b-25(c)  has  been  attached  if  applicable.


                              Part III - Narrative
                              --------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Documentation necessary in order to prepare a complete filing has not been obtained. The Company expects to file within the extension period.

                           Part IV - Other Information
                           ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.

Russell  R.  Roth           (702)                    733-9703
-----------------           -----                    --------
 (Name)                  (Area  Code)       (Telephone  Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes  [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine-month period ended September 30, 2001, the Company received revenues from the operation of its Nevada Numbers keno license with Park Place Entertainment Corporation. Such revenue does not exceed $100,000. During the same period in 2000, the Company had no comparable revenue from operations as it did not have a Keno license. For the nine-month period ended September 30, 2001, the Company incurred operating expenses not in excess of $1,500,000. For the nine-month period ended September 30, 2000, the Company incurred operating expenses of $715,622. The increase in expenses during the current nine-month period ended relates, to a great extent, upon its Nevada Numbers keno operations.

                             LAS VEGAS GAMING, INC.
                             ----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November  13,  2001                             By:/s/ Russell R. Roth
                                                       ----------------------
                                                       Russell R.  Roth,
                                                       President